UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

IT&E International Group
(Name of Issuer)
Common Stock
(Title of Class of Securities)
45032A1043
(CUSIP Number)
Gene Resnick, M.D.
3020 Westchester Avenue, Suite 202
Purchase, NY 10577
Tel. No.: (914) 694-4949
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 9, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

SCHEDULE 13D

CUSIP No. 45032A1043	Page 1 of 1 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gene Resnick, M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	7	SOLE VOTING POWER 10,416,667 shares of Common Stock
BENEFICIALLY OWNED	8	SHARED VOTING POWER 0
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 10,416,667 shares of Common Stock
PERSON WITH:	10	SHARED DISPOSITIVE POWER 0

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,416,667 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.34%
14		TYPE OF REPORTING PERSON (See Instructions) IN

Schedule 13D

ITEM 1. SECURITY AND ISSUER.

This Statement on Schedule 13D relates to shares of common stock, par value $0.001 per share (the “Common Stock”), of IT&E International Group, a Nevada corporation (the “Company”). The address of the principal executive offices of the Company is 505 Lomas Santa Fe Drive, Suite 200, Solana Beach, CA 92075.

ITEM 2. IDENTITY AND BACKGROUND.

        a.     This Statement on Schedule 13D is being filed by Gene Resnick, M.D. (“Dr. Resnick”).

        b.     The business address of Dr. Resnick is 3020 Westchester Avenue, Suite 202, Purchase, New York 10577.

        c.     Dr. Resnick is the Senior Vice President for IT&E International Group. The business address of Dr. Resnick is 3020 Westchester Avenue, Suite 202, Purchase, New York 10577.

        d.     Dr. Resnick has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        e.     Dr. Resnick has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        f.     Dr. Resnick is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Dr. Resnick received 10,416,667 shares of Common Stock pursuant to that certain Asset Purchase Agreement between the Company and Dr. Resnick dated November 9, 2005 (the “Asset Purchase Agreement”). Pursuant to the Asset Purchase Agreement, the Company acquired substantially all of the assets of Millennix Inc., a New York corporation (“Millennix”) for a purchase price of $1,100,000 in cash and the 10,416,667 shares of the Company’s common stock issued to Dr. Resnick plus an additional $1,400,000 in cash, contingent upon the achievement of certain earnout milestones (the “Millennix Acquisition”).

On November 9, 2005, Dr. Resnick and the Company entered into an Officer, Director and Securityholder Lock-Up Agreement (the “Lock-Up Agreement”) which sets forth certain restrictions on Dr. Resnick’s ability to dispose of the shares of the Company’s Common Stock owner by Dr. Resnick.

ITEM 4. PURPOSE OF TRANSACTION.

Dr. Resnick acquired the securities described herein as a result of the Millennix Acquisition.

Schedule 13D

Dr. Resnick does not have any present plans or proposals that relate to or that would result in:

        a.     The acquisition by any person of additional securities of the issuer, or the disposition of securities of the Company;

        b.     An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

        c.     A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

        d.     Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

        e.     Any material change in the present capitalization or dividend policy of the Company;

        f.     Any other material change in the Company’s business or corporate structure;

        g.     Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

        h.     Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i.     A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

        j.     Any action similar to any of those enumerated above.

Dr. Resnick may, at any time and from time to time, and reserves the right to, acquire additional securities of the Company, dispose of any such securities of the Company or formulate plans or proposals regarding the Company or its securities, to the extent deemed advisable by Dr. Resnick in light of his general investment policy, market conditions or other factors.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        a.     As of the date hereof, Dr. Resnick may be deemed to beneficially own an aggregate of 10,416,667 shares of Common Stock which, based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act, represents approximately 17.34% of the outstanding shares of Common Stock on a diluted basis in accordance with Rule 13d-3(d).

Schedule 13D

        b.     Dr. Resnick may be deemed to have sole power to direct the vote and the sole power to direct the disposition of the 10,416,667 shares of Common Stock owned directly by him.

        c.     Other than the Millennix Acquisition, Dr. Resnick has not effected any transactions in shares of Common Stock during the past 60 days.

        d.     Not applicable.

        e.     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than the Asset Purchase Agreement, the Registration Rights Agreement and the Lock-Up Agreement, all dated as of November 9, 2005, by and among the Company, there are no contracts, arrangements, understandings or relationships between Dr. Resnick and any other person with respect to the shares of Common Stock.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

The following exhibit is filed as part of this Schedule 13D:

        Exhibit 1: Asset Purchase Agreement, dated as of November 9, 2005.

        Exhibit 2: Registration Rights Agreement, dated November 9, 2005.

        Exhibit 3: Lock-Up Agreement, dated November 9, 2005.

Schedule 13D

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 28, 2005
Date

**
Signature

Name:	Gene Resnick, M.D.

Title:	Senior Vice President

By:	/s/ Peter Sollenne ** By Peter Sollenne as attorney-in-fact.

Schedule 13D

POWER OF ATTORNEY

The undersigned do hereby appoint Peter Sollenne and David Vandertie, and each of them, acting singly, with full power of substitution, as the true and lawful attorney of the undersigned, to sign on behalf of the undersigned in respect of the ownership of equity securities in IT&E International Group deemed held by undersigned, Gene Resnick, M.D., and to be reported pursuant to Sections 13(d), 13(f) and 13(g) of the Securities Exchange Act of 1934, as amended, and to execute joint filing agreements with respect to such filings.

IN WITNESS WHEREOF, this Power of Attorney has been executed as of the 28 day of November, 2005.

/s/ Gene Resnick
Signature

Name:	Gene Resnick, M.D.

Title:	Senior Vice President

Schedule 13D